December 15, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Barbara C. Jacobs

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-3 Filed November 19, 2014 File No. 333-200394

Dear Ms. Jacobs:

Marathon Patent Group, Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated December 9, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 19, 2014, file number 333-200394 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Registration Fee Table

1.	Please revise footnote 2 to the registration fee table in light of your listing on NASDAQ, or advise.

      Response:    We have revised footnote 2 to the registration fee table.

Prospectus Cover Page

2.
Please revise the discussion of your concurrent offerings to reflect that your registration statement with a file number of 333-196994 has been declared effective and to discuss your registration statement with a file number of 333-198569.

Response:
We have revised the discussion of concurrent offerings to reflect that the registration statement with a file number of 333-196994 has been declared effective and to discuss the registration statement with a file number of 333-198569.

Incorporation of Documents by Reference, page 27

3.	Please revise to specifically incorporate by reference Amendment No. 3 to your Form 10- K filed September 12, 2014.

Response:	We have specifically incorporated by reference Amendment No. 3 to your Form 10- K filed September 12, 2014.

Part II. Information Not Required in Prospectus Item 17. Undertakings, page 30

4.	It appears you are required to include the undertakings set forth in Items 512(a)(5)(ii) and (b) of Regulation S-K. Please revise or advise.

Response:	We have included the undertakings set forth in Items 512(a)(5)(ii) and (b) of Regulation S-K

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer